SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 1 TO SCHEDULE 13D)
                 Under the Securities Exchange Act of 1934


                          FORT BEND HOLDING CORP.
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                             (Name of Issuer)


           Security 1.  Common Stock, par value $0.01 per share
 Security 2.  8% Subordinated Convertible Debentures Due December 1, 2005
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                      (Title of Class of Securities)


                         SECURITY 1.  346824-10-5
                         SECURITY 2.  346824-AA-3
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                              (CUSIP NUMBER)


                 THE MILLERS MUTUAL FIRE INSURANCE COMPANY
                            300 Burnett Street
                       Fort Worth, Texas  76102-2799
                              (817) 348-3550
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              March 20, 1998
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          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No.
Security 1.  346824-10-5      13D/A
Security 2.  346824-AA-5


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The Millers Mutual Fire Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                              (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF        7    SOLE VOTING POWER           162,869.5
       SHARES
    BENEFICIALLY      8    SHARED VOTING POWER         0
      OWNED BY
        EACH          9    SOLE DISPOSITIVE POWER      162,869.5
     REPORTING
    PERSON WITH       10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     162,869.5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                              [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%

14   TYPE OF REPORTING PERSON*

     IC



*SEE INSTRUCTIONS BEFORE FILLING OUT

                      AMENDMENT NO. 1 TO SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D is being filed on behalf of The Millers Mutual Fire Insurance Company, a Texas mutual insurance company (the "Company"), as an amendment to the initial statement on Schedule 13D, relating to the Company's beneficial ownership of the common stock, par value $0.01 per share (the "Common Stock"), of and 8% Convertible Subordinated Debentures due December 1, 2005 (the "Convertible Debentures") issued by Fort Bend Holding Corp. (the "Issuer"), and as filed with the Securities and Exchange Commission on March 5, 1997 (the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended and supplemented as follows:

ITEM 1.   SECURITY AND ISSUER

     Item 1 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     Securities: (1)  Common Stock, $0.01 par value per share
                 (2)  8% Subordinated Convertible Debentures Due
                      December 1, 2005

     Issuer:     Fort Bend Holding Corp.
                 3400 Avenue H
                 Rosenberg Texas  77471

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     The Millers Mutual Fire Insurance Company, a Texas mutual insurance company organized under Chapter 15 of the Texas Insurance Code, provides a broad range of property and casualty insurance products for individuals and businesses and is located at 300 Burnett Street, Fort Worth, Texas, 76102-2799. The Company has not been convicted in a criminal proceeding during the last five years. The Company, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     As the date of this report, the Company has invested $299,250 in the Common Stock and $1,092,668 in the Convertible Debentures. The source of these funds was the working capital of the Company.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     As reported in the Company's filing of Schedule 13D dated March 5, 1997, the Company originally acquired the shares of Common Stock of the Issuer for the purpose of investment. On March 11, 1998, the Company sent to the issuer a letter (the "Letter of Intent"), which is attached as
Exhibit 7.1 and incorporated herein by reference, expressing its intent to acquire all of the capital stock of the Issuer at an anticipated price range of $28 to $33 per share. The plans and proposals of the Company are described in the Letter of Intent.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) The Company is the beneficial owner of an aggregate of 162,869.5 shares of Common Stock of the Issuer or 8.9% of the total shares outstanding. The number of shares beneficially owned by the Company and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 of the Securities Act of 1933, as amended. The percentage of beneficial ownership of the Company is based on 1,674,793 outstanding shares as of January 26, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities Exchange Commission for the quarterly period ended December 31, 1997.

     (b) The Company has sole voting and sole dispositive power for all of the shares of Common Stock reported as beneficially owned.

     (c) There have been no transactions in the class of securities reported on that were effected during the past 60 days by the Company.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

     7.1 Form of Letter of Intent to Fort Bend Holding Corp., dated March 11, 1998.

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 20, 1998



                        THE MILLERS MUTUAL FIRE INSURANCE COMPANY


                        By:   /S/ALFRED P. CHAO
                              ------------------------------------
                              Alfred P. Chao
                              Vice President and Controller